204 Edison Way
Reno, NV 89509

FILED AS EDGAR CORRESPONDENCE

November 21, 2012

Asia Timmons-Pierce, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:   Altair Nanotechnologies Inc. (the “Form S-3”)
Registration Statement on Form S-3 Filed October 29, 2012
File No. 333-184648

Dear Ms. Timmons-Peirce:

Altair Nanotechnologies Inc. (the “Company”) has reviewed the comments set forth in the staff’s letter dated November 14, 2012 (your “Letter”) regarding the Form S-3, and offers the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

1.         Please tell us how you meet the eligibility requirements to register your offering on Form S-3. If you are relying upon General Instruction I.B.6. of Form S-3, please also revise the outside front cover of the prospectus to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior twelve calendar month period that ends on, and includes, the date of the prospectus.

Response:  As anticipated by your comment, the Company is relying on General Instruction I.B.6 to meet the eligibility requirements to register its offering on Form S-3.  General Instruction I.B.6 provides as follows:

6. Limited Primary Offerings by Certain Other Registrants. Securities to be offered for cash by or on behalf of a registrant; provided that:
(a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to this Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant;
(b) the registrant is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and
(c) the registrant has at least one class of common equity securities listed and registered on a national securities exchange.

The Company has sold no securities in reliance on General Instruction I.B.6 during the 12 calendar months immediately prior to its filing of the Form S-3 and the date hereof.  The Company has been an operating business for more than one year, and the Company’s common stock is registered on the Nasdaq SmallCap market. Accordingly, Consistent with the requirements of General Instruction I.B.6, (a) the aggregate value of securities sold by the Company pursuant to General Instruction I.B.6 is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, (b) the Company is not, and during the last 12 months has not been, a shell company (as defined in §230.405 of this chapter), and (c) the Company’s common stock is registered on a national securities exchange.

On the date hereof, the Company filed an Amendment No. 1 to Form S-3 (the “Amendment”) in which disclosed, on the front cover page of the prospectus, the aggregate market value of its public float and the amount of securities offering pursuant to General Instruction I.B.6 during the prior 12 month period.

2.         Please have counsel revise its opinion regarding the Rights to state that the Rights will constitute binding obligations of the Company.  Please refer to Section II.B.2.g of Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm for further guidance.

Response:  The Exhibit 5.1 opinion filed with the Amendment includes a “binding obligation” opinion.

* * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen B. Huang

Stephen B. Huang
CFO